PRICE KONG
CPAs • CONSULTANTS

SQUID HEALTHCARE, INC.
Financial Statements
December 31, 2020 and 2019
(Reviewed)

5300 N. Central #200 • Phoenix, Arizona 85012
602.776.6300 • 1.888.346.0072 • FAX: 602.279.4537 • WWW.PRICEKONG.COM

Table of Contents

PRICE KONG
CPAs • CONSULTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders'
Squid Healthcare, Inc.
Dallas, Texas

We have reviewed the accompanying financial statements of Squid Healthcare, Inc., which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of income and changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Price Kong & Co. C.P.A's P.A.

Price, Kong, & Co., C.P.A.'s P.A.
Phoenix, Arizona
September 13, 2021

5300 N. Central #200 • Phoenix, Arizona 85012
602.776.6300 • 1.888.346.0072 • FAX: 602.279.4537 • WWW.PRICEKONG.COM

SQUID HEALTHCARE, INC.
Balance Sheets
December 31, 2020 and 2019
(Reviewed)

	2020	2019
ASSETS		
Assets		
Cash and cash equivalents	$ 1,189	$ 8,934
Total Assets	$ 1,189	$ 8,934
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities		
Note payable to stockholder	$ 1,212	$ 1,212
Total Liabilities	1,212	1,212
Stockholders' Equity		
Common stock, par value $.00001 per share, 10,000,000 shares authorized, 8,000,000 issued and outstanding	80	80
Additional paid-in-capital	52,802	47,802
Retained deficit	(52,905)	(40,160)
Total Stockholders' Equity (Deficit)	(23)	7,722
Total Liabilities and Stockholders' Equity	$ 1,189	$ 8,934

The accompanying notes are an integral part of these financial statements.

SQUID HEALTHCARE, INC.

Statements of Income and Changes in Stockholders' Equity

For the Years Ended December 31, 2020 and 2019

(Reviewed)

	2020	2019
General and Administrative Expenses		
Research and development	$ 11,050	$ 21,696
Professional fees	1,020	3,200
Taxes	450	1,250
Service charges	225	647
Total General and Administrative Expenses	12,745	26,793
Net Loss	(12,745)	(26,793)
Retained Deficit - Beginning of Year	(40,160)	(13,367)
Retained Deficit - End of Year	$ (52,905)	$ (40,160)

The accompanying notes are an integral part of these financial statements.

SQUID HEALTHCARE, INC.
Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019
(Reviewed)

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (12,745)	$ (26,793)
Net Cash Used for Operating Activities	(12,745)	(26,793)
Cash Flows from Financing Activities		
Additional paid in capital	5,000	32,250
Net Cash Provided by Financing Activities	5,000	32,250
Change in Cash	(7,745)	5,457
Cash - Beginning of Year	8,934	3,477
Cash - End of Year	$ 1,189	$ 8,934

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

Squid Healthcare, Inc. ("the Company") was established in 2016 for the purpose of inventing, developing, and bringing to market innovative solutions to address consumer and patient needs specifically related to periocular wellness. The Company has developed a key product known as EyeMask MD and are in process of securing needed patents and testing for FDA approval. The Company's goal is to have a positive impact on the lives of consumers and patients, with simple innovative products trusted and recommended by plastic, oculoplastic, and other healthcare and aesthetic professionals.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. Any revenue and expenses which are applicable to future periods are presented as deferred or prepaid on the accompanying balance sheets, as applicable.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue From Contracts With Customers, which provides a five-step model for recognizing revenue from contracts with customers. Revenue are recognized at a point in time when control of the products is transferred to the customers, generally upon shipment, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

As of the date of these financial statements, no revenues have been earned by the Company.

Cash and Cash Equivalents

The Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with an original maturity of three months or less, to be cash and cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Advertising Costs

Advertising and marketing costs are expensed as incurred. There were no advertising costs for the years ended December 31, 2020 and 2019.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, and accrued expenses for financial and income tax reporting, as applicable. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

U.S. GAAP imposes a threshold for determining when an income tax benefit can be recognized. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. There is no liability, asset or provision for income taxes reported by the Company as a result of applying this threshold.

In the normal course of business, the Company is subject to examination by taxing authorities. Generally, the Company is no longer subject to U.S. Federal or state income tax examinations for income tax returns filed more than three years ago.

The Company has approximately $53,000 of available unused net operating loss carryforwards that may be applied against future taxable income as of December 31, 2020. However, the Company reserved a 100% allowance on the deferred tax asset associated with its net operating loss carryforwards due to a lack of sales.

Subsequent Events

Subsequent events have been evaluated through September 13, 2021, which is the date the financial statements were available to be issued. See Note 5 for additional information.

NOTE 2 – NOTE PAYABLE TO STOCKHOLDER

Effective January 1, 2019, a stockholder of the Company loaned the Company $1,212, as reported on the accompanying balance sheets. The note is noninterest bearing and is due in full on January 1, 2022.

NOTE 3 – CONCENTRATION OF CREDIT RISK

At times, the Company's cash investments may be in excess of FDIC insurance limits; however, management does not believe it is exposed to any significant credit risk on its cash positions.

NOTE 4 – LIQUIDITY AND MANAGEMENT'S PLANS

The Company's operations to-date have primarily been financed through the issuance of common stock. Since inception, the Company has incurred losses and negative cash flows from operations as it is expending resources to secure patents and FDA filings.

The Company will require additional financing in order to meet its intended business objectives. However, the Company has minimized its operations and recurring expenses, such that management has determined that the Company will be able to continue as a going concern for one year after the date that these financial statements were available to be issued.

NOTE 5 – SUBSEQUENT EVENTS

In August 2021, the Company completed its product testing and filed its application with the FDA for full approval of the EyeMask MD product. The Company anticipates a response from the FDA within three to six months.

In August 2021, the Company received a Notice of Award from the United States Patent and Trademark Office. The Company anticipates issuance of full patent in two to three months.

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